Exhibit 99.3
Unaudited Condensed Interim Consolidated Financial Statements of
Concordia Healthcare Corp.
March 31, 2016

[2]

Concordia Healthcare Corp.
Unaudited Condensed Interim Consolidated Balance Sheets
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

Consolidated Balance Sheet

As at	Mar 31, 2016	Dec 31, 2015
Assets
Current
Cash and cash equivalents	178,516	155,448
Accounts receivable (Note 5)	236,823	193,194
Inventory (Note 6)	86,143	100,613
Prepaid expenses	10,380	10,820
Income taxes recoverable	5,692	6,175
Other current assets	14,279	15,945
	531,833	482,195
Intangible assets (Notes 4 and 7)	3,847,525	3,961,742
Goodwill (Notes 4 and 8)	805,694	824,529
Fixed assets	5,870	5,053
Deferred income tax assets	674	2,271
Other assets (Note 23)	5,990	6,469
Total Assets	5,197,586	5,282,259

Liabilities
Current
Accounts payable and accrued liabilities	187,220	158,486
Provisions (Note 9)	32,652	32,729
Dividend payable	3,826	3,825
Income taxes payable	47,388	41,987
Current portion of long-term debt (Note 11)	25,774	18,745
Current portion of purchase consideration payable (Note 18)	239,995	253,600
	536,855	509,372
Long-term debt (Note 11)	3,280,308	3,302,581
Purchase consideration payable (Note 18)	34,354	39,342
Deferred income tax liabilities	259,408	274,102
Other long-term liabilities	328	401
Other liabilities (Note 23)	343	253
Total Liabilities	4,111,596	4,126,051

Shareholders' Equity
Share capital (Note 12)	1,275,120	1,274,472
Contributed surplus	30,000	23,556
Accumulated other comprehensive loss	(172,618)	(104,293)
Deficit	(46,512)	(37,527)
Total Shareholders' Equity	1,085,990	1,156,208
Total Liabilities and Shareholders' Equity	5,197,586	5,282,259

Commitments and contingencies (Note 16)

Approved and authorized for issue by the Board of Directors on May 12, 2016.

"Rochelle Fuhrmann"	"Mark Thompson"
Director (Signed)	Director (Signed)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

[3]

Concordia Healthcare Corp.
Unaudited Condensed Interim Consolidated Statements of Income (Loss)
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

	Three months ended
	Mar 31, 2016	Mar 31, 2015
Revenue	228,535	34,113
Cost of sales (Notes 6 & 22)	68,683	3,829
Gross profit	159,852	30,284

Operating expenses (Note 22)
General and administrative	15,467	4,917
Selling and marketing	13,313	3,013
Research and development	8,867	3,088
Acquisition related, restructuring and other	3,548	2,854
Share-based compensation (Note 14)	8,357	897
Amortization of intangible assets (Note 7)	46,595	5,035
Depreciation expense	430	42
Change in fair value of purchase consideration (Note 18)	3,357	633
Total operating expenses	99,934	20,479

Operating income from continuing operations	59,918	9,805

Other income and expense
Interest and accretion expense (Note 11)	68,341	8,478
Foreign exchange gain	(2,009)	(409)
Unrealized gain on foreign exchange forward contract	—	(2,549)
Income (loss) from continuing operations before tax	(6,414)	4,285

Income taxes (Note 10)
Current	8,707	535
Deferred	(10,320)	(36)
Net income (loss) from continuing operations	(4,801)	3,786

Net income (loss) from discontinued operations (Note 23)	(358)	1,882
Net income (loss) for the period	(5,159)	5,668

Earnings (loss) per share, from continuing operations (Note 13)
Basic earnings (loss) per share	(0.09)	0.13
Diluted earnings (loss) per share	(0.09)	0.12

Earnings (loss) per share, including discontinuing operations (Note 13)
Basic earnings (loss) per share	(0.10)	0.20
Diluted earnings (loss) per share	(0.10)	0.19

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

[4]

Concordia Healthcare Corp.
Unaudited Condensed Interim Consolidated Statements of Comprehensive Income (Loss)
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

	Three months ended
	Mar 31, 2016	Mar 31, 2015
Net income (loss) for the period	(5,159)	5,668

Other comprehensive loss, net of tax
Amounts that will be reclassified to statement of income (loss)
Cumulative translation adjustment	(83,524)	(293)
Net investment hedge of GBP denominated loans (net of taxes of $2,301)	15,199	—
Other comprehensive loss for the period, net of tax	(68,325)	(293)
Total comprehensive income (loss) for the period	(73,484)	5,375

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

[5]

Concordia Healthcare Corp.
Unaudited Condensed Interim Consolidated Statements of Changes in Equity
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

	Share Capital
	Number of Shares	Amount	Contributed Surplus	Accumulated Other Comprehensive Loss	Retained Earnings/(Deficit)	Total Shareholders' Equity
Balances, January 1, 2015	28,861,239	247,035	5,028	(274)	5,761	257,550
Dividends (Note 12)	—	—	—	—	(2,166)	(2,166)
Exercise of options (Note 14)	12,500	52	(13)	—	—	39
Share based compensation expense (Note 14)	—	—	897	—	—	897
Net income for the period	—	—	—	—	5,668	5,668
Foreign currency translation adjustment	—	—	—	(293)	—	(293)
Balances, March 31, 2015	28,873,739	247,087	5,912	(567)	9,263	261,695

Balances, January 1, 2016	50,994,397	1,274,472	23,556	(104,293)	(37,527)	1,156,208
Dividends (Note 12)	—	—	—	—	(3,826)	(3,826)
Exercise and vesting of stock based compensation (Note 14)	21,475	648	(475)	—	—	173
Share based compensation expense (Note 14)	—	—	8,357	—	—	8,357
Taxes for share based compensation	—	—	(1,438)	—	—	(1,438)
Net loss for the period	—	—	—	—	(5,159)	(5,159)
Translation of foreign denominated loans (net of taxes of $2,301)	—	—	—	15,199	—	15,199
Cumulative translation adjustment	—	—	—	(83,524)	—	(83,524)
Balances, March 31, 2016	51,015,872	1,275,120	30,000	(172,618)	(46,512)	1,085,990

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

[6]

Concordia Healthcare Corp.
Unaudited Condensed Interim Consolidated Statements of Cash Flows
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

	Three months ended
	March 31, 2016	March 31, 2015
Cash flows from operating activities
Net income (loss) from continuing operations	(4,801)	3,786
Adjustments to reconcile net income to net cash flows from operating activities:
Interest and accretion expense (Note 11)	68,341	8,478
Depreciation and amortization	47,025	5,077
Share based compensation expense (Note 14)	8,357	897
Non-cash inventory fair value adjustments (Note 6)	18,643	—
Fair value adjustments	3,357	633
Income tax (recovery) expense	(1,613)	499
Other (income) expense	(1,275)	416
Unrealised gain on foreign exchange	—	(2,549)
Contingent consideration paid	(3,424)	—
Income taxes paid	(1,835)	(14,176)
Changes in operating assets and liabilities
Accounts receivable	(40,317)	9,140
Inventory	(3,303)	(986)
Prepaid expenses and other current assets	1,958	(7,627)
Accounts payable and accrued liabilities	2,285	3,203
Provisions	(1,869)	(2,979)
Other liabilities	(74)	(6)
Cash flows from operating activities - continuing operations	91,455	3,806
Cash flows from operating activities - discontinued operations	433	814
Net cash flows from operating activities - continuing and discontinued operations	91,888	4,620
Cash flows used in investing activities
Purchase of fixed assets and capitalised development costs	(3,779)	(90)
Interest earned	290	—
Cash flows used in investing activities - continuing operations	(3,489)	(90)
Cash flows used in investing activities - discontinued operations	—	(814)
Net cash flows used in investing activities - continuing and discontinued operations	(3,489)	(904)
Cash flows used in financing activities
Deferred financing costs	(5,062)	—
Proceeds from exercise of options	106	38
Payment of long-term debt	(5,197)	(5,950)
Contingent consideration paid (Note 18)	(18,655)	—
Interest paid	(29,941)	(2,142)
Dividends paid (Note 12)	(3,825)	(2,165)
Cash flows used in financing activities - continuing operations	(62,574)	(10,219)
Cash flows used in financing activities - discontinued operations	—	—
Net cash flows used in financing activities - continuing and discontinued operations	(62,574)	(10,219)
Net change in cash and cash equivalents	25,825	(6,503)
Effects of exchange rate changes on cash and cash equivalents	(2,757)	(430)
Cash and cash equivalents, beginning of period	155,448	39,572
Cash and cash equivalents, end of period	178,516	32,639
The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

[7]

Concordia Healthcare Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

1. Description of Business and General Information

Concordia Healthcare Corp. (the “Company”, “Concordia” or the “Group”) is an international specialty pharmaceutical company, owning, through its subsidiaries, a diversified portfolio of branded and generic prescription products. Concordia has three reportable operating segments, which consist of Concordia North America, Concordia International and Orphan Drugs, as well as a Corporate cost centre. On April 29, 2016 the shareholders approved changing the name of the Company from Concordia Healthcare Corp. to Concordia International Corp. The name change is expected to be implemented in the second quarter of 2016.
Concordia North America, formerly the Company’s “Legacy Pharmaceuticals Division”, has product right sales of legacy pharmaceutical products mainly in the United States. Concordia North America operations are conducted through the Barbados branch of Concordia Pharmaceuticals Inc. S.à r.l (“CPI”). CPI has a portfolio of branded products and authorized generic contracts.
Concordia International operations are conducted through Amdipharm Mercury Limited (“AMCo”) and certain of its subsidiaries. AMCo is an international specialty pharmaceutical company, owning a diversified portfolio of branded and generic prescription products, which are sold to wholesalers, hospitals and pharmacies in over 100 countries.
Both the Concordia North America and Concordia International segments have products manufactured and sold through an out-sourced production and distribution network and marketed internationally through a combination of direct sales and local partnerships. Manufacturing is mainly outsourced to a network of contract manufacturers.
Concordia’s Orphan Drugs segment operations are conducted through the Barbados branch of Concordia Laboratories Inc. S.à r.l (“CLI”). CLI owns Photofrin® for the treatment of certain forms of rare cancer.
The Corporate cost centre consists of centralized costs incurred by the Company, as ultimate parent company of the Group.
During 2015, the Company resolved to dissolve Complete Medical Homecare Inc. (“CMH”), and thus commenced the wind up of CMH. CMH was previously presented as the Company’s Specialty Healthcare Distribution Division (“SHD”), which distributed diabetes testing supplies and other healthcare products.
Concordia's business experiences little seasonal variation in demand.
The Company’s shares are listed for trading on the Toronto Stock Exchange (“TSX”) under the symbol “CXR” and are listed for trading on the NASDAQ Global Select Market® under the symbol “CXRX”.
The registered and head office of the Company is located at 277 Lakeshore Rd. East, Suite 302, Oakville, Ontario, L6J 1H9.

[8]

Concordia Healthcare Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

2. Significant Accounting Policies

(a)	Basis of Presentation

These condensed interim consolidated financial statements for the three months ended March 31, 2016 have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) applicable to the preparation of interim financial statements including IAS 34, Interim Financial Reporting. These condensed interim consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with Concordia’s annual consolidated financial statements as at and for the year ended December 31, 2015.

The condensed interim consolidated financial statements are prepared in accordance with the accounting policies as set out in the Company’s annual consolidated financial statements as at December 31, 2015, prepared in accordance with IFRS. The presentation of these condensed interim consolidated financial statements is consistent with those annual consolidated financial statements.

The condensed interim consolidated financial statements are prepared on a going concern basis and have been presented in U.S. dollars, which is also the Company’s functional currency.

(b)	Future accounting changes

The International Accounting Standards Board has not issued any significant new accounting standards that impact the Company since the standards described in the most recent annual financial statements for the year ended December 31, 2015.

The Company is assessing the material standards described in the annual financial statements, which include IFRS 15, "Revenue from Contracts with Customers", IFRS 9, "Financial Instruments", IFRS 7, “Financial Instruments Disclosures”, and IFRS 16, “Leases” all of which have an effective implementation date beginning on, or after, January 1, 2018.

The Company continues to monitor changes to IFRS, including the amendments to IAS 1, “Presentation of Financial Statements”, and has implemented applicable IASB changes to standards, new interpretations and annual improvements, none of which had an impact on these condensed interim consolidated financial statements.

(c) Prior Period Presentation

Certain prior period balances have been re-classified to conform with the current period presentation.
3. Critical Accounting Estimates and Judgments and Key Sources of Estimation Uncertainty

The preparation of interim financial statements requires management to make a number of judgments, estimates and assumptions regarding recognition and measurement of assets, liabilities, income and expenses. Actual results may differ from these estimates.
In preparing these condensed interim consolidated financial statements, the significant judgements made by management in applying the group policies and the key sources of estimation uncertainty were the same as those applied to the consolidated financial statements for the year ended December 31, 2015.

[9]

Concordia Healthcare Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

4. Acquisitions
The AMCo Transaction
On October 21, 2015 (the “AMCo Closing Date”) the Company, through a wholly owned subsidiary, completed the acquisition of 100% of the outstanding shares of AMCo (the “AMCo Acquisition”) from Cinven, a European private equity firm, and certain other sellers (collectively the “Vendors”).

The AMCo Acquisition was completed for cash consideration of approximately £800 million (with a value at closing of $1.24 billion), 8.49 million common shares of the Company (with a value at closing of $230.8 million) and daily interest on the total cash consideration, that accrued from June 30, 2015 to October 21, 2015 (with a value at closing of $47.7 million). In addition the Company will pay to the Vendors a maximum cash earn-out of £144 million (with a value at closing of $206.5 million) based on AMCo’s future gross profit over a period of 12 months from October 1, 2015. The Company has an option, which can be exercised by it prior to September 30, 2016, to defer the payment of one-half of this earn-out to February 1, 2017, which deferred amount would accrue interest daily at a rate of 8% per annum.

The purchase price allocation for AMCo is not final as the Company is in the process of concluding on the valuation of intangible assets obtained from this acquisition, including the evaluation of currently in process research and development projects.

Fair Value of Consideration Transferred

Cash purchase consideration paid	2,683,260
Common shares (8.49 million)	230,843
Purchase consideration payable	206,490
Total Consideration	3,120,593

Adjusted for the following:
Discharge of AMCo long-term debt	(1,396,434)
Discharge of other transaction liabilities	(89,700)
Cash assumed on acquisition	(76,100)
Total	1,558,359

Assets Acquired and Liabilities Assumed

The transaction has been accounted for as a business combination under the acquisition method of accounting. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed as of the acquisition date.

[10]

Concordia Healthcare Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

Amounts Recognized as of the Acquisition Date(a)
Accounts receivable (b)	114,309
Inventory (c)	105,235
Prepaid expenses and other current assets	6,234
Fixed assets	4,087
Intangible assets (d)	2,499,171
Deferred income tax assets	319
Accounts payable	(29,144)
Accrued liabilities	(67,530)
Provisions	(5,899)
Current income taxes payable	(36,467)
Contingent consideration payable (e)	(68,984)
Deferred income tax liabilities (f)	(310,431)
Long-term debt	(1,396,434)
Other transaction liabilities	(89,700)
Total identifiable net assets	724,766
Goodwill (g)	833,593
Total fair value of consideration transferred	1,558,359

(a)	There have been no measurement period adjustments since the date of acquisition through to March 31, 2016

(b)
The fair value of trade accounts receivable acquired was $114,309, with the gross contractual amount being $114,865, of which the Company has established an initial reserve of $566 in respect of amounts which may be uncollectible.

(c)
Includes a fair value increase to inventory of $41,951,whereby the entire amount has been recorded in cost of sales by March 31, 2016. An amount of $18,643 has been recorded in cost of sales during the three months ended March 31, 2016.

(d)	The following table summarizes the amounts and useful lives assigned to identifiable intangible assets:

	Weighted-Average Useful Lives (Years)	Amounts Recognized as of the Acquisition Date
Acquired product rights and manufacturing process	20	2,019,769
Distribution contracts	5	35,340
Supplier contracts	5	135,429
In-process research and development	No amortization	307,540
Other intangible assets	3-5	1,093
Total identifiable intangible assets acquired		2,499,171

[11]

Concordia Healthcare Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

(e)	The Company assumed contingent consideration payable of $68,984, which included the earn-out on the acquisitions previously completed by AMCo.

(f)
Deferred income tax liabilities have been recognized in connection with intangible assets and inventory using the substantively enacted tax rates at which the temporary differences were expected to be realized as of the AMCo Closing Date.

(g)
The balance of goodwill, which to date, has been allocated to the Concordia International segment, is the difference between the acquisition date fair value of the consideration transferred and the values assigned to the assets acquired and liabilities assumed. None of the goodwill is expected to be deductible for tax purposes. The goodwill recorded represents the following:

•	cost savings and operating synergies expected to result from combining the operations of AMCo with those of the Company;

•
the value of the continuing operations of AMCo’s existing business (that is, the higher rate of return on the assembled net assets versus if the Company had acquired all of the net assets separately); and

•	intangible assets that do not qualify for separate recognition.
The Covis Transaction
On April 21, 2015, the Company, through its subsidiary CPI, completed the acquisition of substantially all of the commercial assets of Covis Pharma S.à r.l and Covis Injectables S.à r.l (collectively, “Covis”) for $1.2 billion in cash (the “Covis Acquisition”) pursuant to the terms of an asset purchase agreement (the “Covis Purchase Agreement”). The drug portfolio acquired from Covis (the “Covis Portfolio”) consists of a portfolio of products, comprised of branded products and authorized generic contracts, that address medical conditions in various therapeutic areas including cardiovascular, central nervous system, oncology and acute care markets.

The allocation of total consideration was allocated to assets acquired and adjusted to final as follows. There were no measurement period adjustments in the first quarter of 2016.

Fair Value of Consideration Transferred

Cash	1,200,000
Total Consideration	1,200,000

Assets Acquired and Liabilities Assumed

	Amounts Recognized as of Acquisition Date	Measurement Period Adjustments (a)	Amount Recogized as of March 31, 2016 (as adjusted)
Inventory	6,424	10,698	17,122
Accounts receivable	616	(566)	50
Accrued liabilities	(422)	(100)	(522)
Contingent liability	(7,191)	7,191	—
Deferred tax liability	(3,340)	(888)	(4,228)
Acquired product rights	1,195,560	(10,660)	1,184,900
Total identifiable net assets	1,191,647	5,675	1,197,322
Goodwill	8,353	(5,675)	2,678
Total fair value of consideration transferred	1,200,000	—	1,200,000

[12]

Concordia Healthcare Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

(a)
The measurement period adjustments were made to reflect facts and circumstances existing as of the acquisition date, and did not result from intervening events subsequent to the acquisition date. These adjustments did not have a significant impact on the Company’s previously reported consolidated financial statements. During the measurement period, the Company recorded certain adjustments to the purchase price allocation including a decrease to acquired product rights of $10,660, an increase to the deferred tax liability of $888, an increase in accrued liabilities of $100, a decrease to contingent liability of $7,191, and a decrease to accounts receivable of $566. In addition the Company recorded a fair value increase of $10,698 to inventory in the measurement period, which entire amount had subsequently been recorded in cost of sales during the year ended December 31, 2015. As a result of all of the above, goodwill was decreased by $5,675.

The total amount of goodwill of $2,678 is calculated as the difference between the fair value of consideration transferred and the fair value of the assets acquired and liabilities assumed. Goodwill is primarily attributable to the benefits associated with the group of products acquired and the corresponding projected future cash flows to be earned.
On October 5, 2015, CPI sold its rights to three injectable products, Fortaz®, Zantac® and Zinacef®, which were acquired in the Covis Acquisition, for total consideration of approximately $10 million plus $1 million for purchased inventory.
5. Accounts Receivable

As at	Mar 31, 2016	Dec 31, 2015
Accounts Receivable	242,955	199,412
Allowance for Doubtful Accounts	(6,132)	(6,218)
Total	236,823	193,194
Bad debt write-offs of $33 were recorded during the three month period ended March 31, 2016 (2015 - $118).
6. Inventory

As at	Mar 31, 2016	Dec 31, 2015
Finished goods	70,029	$89,352
Raw materials	23,210	20,444
Work in process	11,278	7,753
Obsolescence reserve	(18,374)	(16,936)
Total	86,143	100,613

Inventory costs charged to cost of sales during the three month period ended March 31, 2016 were $40,087 (2015 - $2,685) which includes $18,643 (2015 - $nil) of non-cash fair value adjustments related to inventories acquired through the AMCo Acquisition. As at March 31, 2016 all fair value adjustments recorded as part of acquired inventories have been released. The Company increased its reserve for obsolete inventory to $18,374 during the period. There were no inventory write-downs charged to cost of sales during the three month period ended March 31, 2016 (2015 - $nil).

[13]

Concordia Healthcare Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

7. Intangible Assets

As at January 1, 2016	3,961,742
Additions	2,559
Amortization	(46,595)
Impact of foreign exchange	(70,181)
As at March 31, 2016	3,847,525

Additions of $2,559 for the three months ended March 31, 2016 were related to in-process research and development.
8. Goodwill

As at January 1, 2016	824,529
Impact of foreign exchange	(18,835)
As at March 31, 2016	805,694
9. Provisions

As at	Mar 31, 2016	Dec 31, 2015
Chargebacks/Medicaid/Co-pay	20,896	20,880
Returns	6,110	7,538
Inventory management	4,476	3,495
Prompt pay	1,170	816
Closing Balance	32,652	32,729

The closing balance relates to provisions made to estimate the liabilities arising from chargebacks, returns, rebates, co-pay and other price adjustments. Although these estimates and provisions relate to revenue recognition transactions, namely the sales of products, the payments made for the underlying transactions are made directly to the claimants concerned and not to the original customer. Payments are expected within 12 months from the balance sheet date. Invoices received for such charges and estimates are shown in the accounts payable when received. The provision is for the uninvoiced portion of the charges and estimates.

The following table describes movements in the Company’s provisions balance by nature of provision:

	Chargebacks/Medicaid/ Co-pay	Returns	Inventory management	Prompt pay	Total
As at January 1, 2016	20,880	7,538	3,495	816	32,729
Additions	37,751	4,222	6,422	1,975	50,370
Utilization	(37,735)	(5,650)	(5,441)	(1,621)	(50,447)
As at March 31, 2016	20,896	6,110	4,476	1,170	32,652
10. Income Taxes

There have been no material changes to tax matters in connection with reporting periods prior to the Company’s annual financial statements for the year ended December 31, 2015. Refer to the ‘Income Taxes’

[14]

Concordia Healthcare Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

note in the Company’s annual financial statements for the year ended December 31, 2015 for a full description of the Company’s tax matters.

The Company is subject to income tax in numerous jurisdictions with varying tax rates. There was no material change to the statutory tax rates in the taxing jurisdictions where the majority of the Company’s income for tax purposes was earned or where its temporary differences or losses are expected to be realized or settled.

The Company continues to believe the amount of unrealized tax benefits appropriately reflects the uncertainty of items that are or may in the future be under discussion, audit, dispute or appeal with a tax authority or which otherwise result in uncertainty in the determination of income for tax purposes. If appropriate, an unrealized tax benefit will be realized in the reporting period in which the Company determines that realization is not in doubt. Where the final determined outcome is different from the Company’s estimate, such difference will impact the Company’s income taxes in the reporting period during which such determination is made.
11. Long-term Debt

As at	Mar 31, 2016	Dec 31, 2015
Term Loan Facilities (a)
- USD term loan	1,027,657	1,026,977
- GBP term loan	685,485	703,214
- Revolver	—	—
Bridge Facilities (b)	117,594	117,035
9.5% Senior Notes (c)	764,939	764,342
7% Senior Notes (d)	710,407	709,758
Carrying value	3,306,082	3,321,326
Less: current portion	(25,774)	(18,745)
Long-term portion	3,280,308	3,302,581

(a)
On the AMCo Closing Date, the Company completed the AMCo Acquisition as discussed in note 4. To finance the AMCo Acquisition, the Company entered into a credit agreement (the “AMCo Credit Agreement") on October 21, 2015 pursuant to which a syndicate of lenders made available secured term loans in the aggregate amounts of $1.1 billion in one tranche (the “USD Term Loan”) and £500 million in a separate tranche (the “GBP Term Loan”, and together with the USD Term Loan, the “Term Loans”). In addition, the AMCo Credit Agreement provides for, and made available to the Company, a secured revolving loan up to $200 million that has not been drawn to date, that matures in October 2020.  All obligations of the Company under the Term Loans are guaranteed by all current and future material subsidiaries of the Company and include security of first priority interests in the assets of the Company and its material subsidiaries. The Term Loans mature on October 21, 2021, have variable interest rates and require quarterly principal repayments that commenced in 2016. In addition commencing in 2017, the Term Loans may require certain repayments calculated by reference to the Company’s excess cash flow as defined in the AMCo Credit Agreement, calculated annually in respect of the prior year. Interest rates on the Term Loans are calculated based on LIBOR plus applicable margins, with a LIBOR floor of 1%. Interest expense on the Term Loans for the three month period ended March 31, 2016 was $25,465. The Company made principal payments of $2,750 and £1,250 to the USD Term Loan and GBP Term Loan, respectively, in the first quarter of 2016.

(b)
On the AMCo Closing Date a syndicate of lenders also provided the Company with a senior unsecured equity bridge term loan facility of $135 million (the “Extended Bridge Loans”) and a senior unsecured equity bridge term loan facility of $45 million (the “Equity Bridge Loans” and together with the Extended

[15]

Concordia Healthcare Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

Bridge Loans, the “Bridge Facilities”). All obligations of the Company under the Bridge Facilities, subject to certain customary exceptions, are guaranteed by all material subsidiaries of the Company. The Extended Bridge Loans have a seven year term to maturity and an interest rate of 9.5% for two years. If the Extended Bridge Loans are not repaid on or prior to October 21, 2017, the interest rate will increase to 11.5% and the lenders holding the Extended Bridge Loans will have the right to convert the Extended Bridge Loans into a five-year bond with an interest rate of 11.5%. The Equity Bridge Loans have a two year term to maturity and an interest rate of 9.5%. The Bridge Facilities can be repaid in full or in part at any time. In the first quarter of 2016, the Company made a principal payment of $556 on the Bridge Facilities which was allocated pro rata between the outstanding principal amounts of the Bridge Facilities. Interest expenses on the Bridge Facilities for the three month period ended March 31, 2016 was $3,235.

(c)
On the AMCo Closing Date, the Company issued at par $790 million 9.5% senior unsecured notes due October 21, 2022 (the “October 2015 Notes”). The October 2015 Notes require no payment of principal throughout their term. Interest on the October 2015 Notes is payable semi-annually on June 15th and December 15th of each year. Interest expense on the October 2015 Notes for the three month period ended March 31, 2016 was $18,971.

(d)
In connection with the Covis Acquisition on April 21, 2015, the Company issued at par $735 million 7.00% senior unsecured notes due April 21, 2023 (the “Covis Notes”). The Covis Notes require no payment of principal throughout their term. Interest on the Covis Notes is payable semi-annually on April 15th and October 15th of each year. Interest on the Covis Notes for the three month period ended March 31, 2016 was $12,792.

The Company was in compliance with its financial maintenance covenants which exist as part of the Term Loans as at, and for the three month period ended March 31, 2016.

The fair value of long-term debt as at March 31, 2016 was $3,243 million.

Interest expense

	Three months ended
	Mar 31, 2016	Mar 31, 2015
Interest expense payable in cash	60,463	2,456
Non-cash items:
Accretion of deferred financing fees	7,571	—
Accelerated accretion of deferred financing fees	—	5,815
Other	307	207
Interest expense	68,341	8,478
12. Share Capital

The Company is authorized to issue an unlimited number of common shares.

	Number of Common Shares	$
Balances as at January 1, 2016	50,994,397	1,274,472
Exercise of stock options	12,500	173
Vesting of RSUs	8,975	475
Balances as at March 31, 2016	51,015,872	1,275,120

[16]

Concordia Healthcare Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

The Company’s board of directors declared a dividend payment of $3,826 (2015 - $2,166) on March 26, 2016, with a payment date of April 29, 2016.
13. Earnings (Loss) Per Share

	Mar 31, 2016	Mar 31, 2015
Net Income (loss) from continuing operations for the period attributable to shareholders	(4,801)	3,786

Weighted average number of ordinary shares in issue	51,009,511	28,871,869
Adjustments for:
Dilutive stock options and agent warrants	490,030	1,713,082
Dilutive unvested shares	262,840	—
Weighted average number of fully diluted shares	51,762,381	30,584,951

Earnings (loss) per share, from continuing operations
Basic earnings (loss) per share	(0.09)	0.13
Diluted earnings (loss) per share	(0.09)	0.12

Earnings (loss) per share, including discontinuing operations
Basic earnings (loss) per share	(0.10)	0.20
Diluted earnings (loss) per share	(0.10)	0.19
14. Share Based Compensation

Employee Stock Option Plan
The Company has an incentive stock option plan that permits it to grant options to acquire common shares to its directors, officers, employees, and others.
As at March 31, 2016, 402,716 stock options (December 31, 2015 – 471,466) were available for grant under the stock option plan.
Information with respect to stock option transactions for the period ended March 31, 2016 is as follows:

	Number of Stock Options	Weighted Average Exercise Price
Balance, January 1, 2016	2,403,985	$37.07
Granted during the period	152,500	25.06
Cancelled during the period	(83,750)	34.23
Exercised during the period	(12,500)	10.32
Balance, March 31, 2016	2,460,235	$36.55

Weighted-average exercise price of options exerciseable as at March 31, 2016		$12.64

[17]

Concordia Healthcare Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

The Black-Scholes model was used to compute option values. Key assumptions used to value the grants during the period are set forth in the table below:

Number of options granted	152,500
Market price	24.32 - 26.43
Fair value of options granted	12.63 - 13.81

Assumptions:
Risk-Free Interest Rate	1.38%
Expected Life	5
Volatility	66%
Exercise price for each of the stock options issued agreed to the market prices at the date of grant.
Volatility for options granted is derived from historical trading prices.
All the stock options issued have different vesting terms ranging from immediate vesting to vesting over a period of 3 years. Contract terms of options issued range and have a life of 7-10 years.
For the three months ended March 31, 2016, the total compensation charged against income with respect to all stock options granted was $6,248 (2015 – $897).
For the options exercised during the three months ended March 31, 2016, the weighted average market price on the date of exercise was $30.04.
As at March 31, 2016 outstanding stock options were as follows:

Year of Expiry	Exercise Price	Number of Stock Options	Exercisable
2022	35.29	956,500	—
2023	3.00-25.28	265,000	106,250
2024	4.52-24.78	576,500	335,250
2025	31.78-74.12	662,235	10,000
		2,460,235	451,500

Long-Term Incentive Plan
The Company has a long-term incentive plan (“LTIP”) as disclosed in the December 31, 2015 annual financial statements. Under the terms of the LTIP, the Board of Directors may grant units (“Units”), which may be either Restricted Share Units ("RSU's") or Deferred Share Units ("DSU's") to officers, directors, employees or consultants of the Company. Each unit represents the right to receive one common share in accordance with the terms of the LTIP.
During the period the Company authorized for issuance under the LTIP a total of 423,929 RSUs with market prices between $26.43 and $29.92 with vesting terms over 3 years.
The Company authorized for issuance a total of 1,027,803 performance based RSUs on January 7, 2016 and March 24, 2016 with market prices on the date of authorization of $37.07 and $26.43 respectively. The vesting terms and conditions have not yet been determined by the Company’s board of directors and the board has reserved the right to reduce the number of these performance based RSUs prior to the finalization of vesting terms and conditions.  Given these circumstances the Company has determined that as of March 31, 2016 there is no shared understanding of the terms and conditions of the arrangement. As such, the Company

[18]

Concordia Healthcare Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

is not able to reliably estimate the fair value of these awards, and accordingly the Company has not recorded an expense for these performance based RSUs in the three month period ended March 31, 2016.
For the three months ended March 31, 2016, the Company recorded share based compensation expense of $2,109 (2015 - $nil) related to the RSUs accounted for on the basis that they will be equity-settled, with a corresponding credit to shareholders’ equity.

Certain Performance Based RSU's are subject to non-market based performance conditions. As at March 31, 2016 the Company assessed the actual and forecasted performance underlying the outstanding Performance Based RSU's. No vesting or expense has been recorded with respect to these Performance Based RSU's during the period.

The Company’s outstanding RSUs are as follows:

Number of RSUs
Balance, January 1, 2016	220,164
Issued during the period	1,451,732
Vested during the period	(8,975)
Balance, March 31, 2016	1,662,921
15. Related Party Transactions

The Company had the following related party transactions during the three month periods ended March 31, 2016 and 2015:

	Three months ended
	Mar 31, 2016	Mar 31, 2015
Legal fees paid or payable to a firm affiliated with a director	30	4
	30	4

Legal fees include professional services for advice relating to intellectual property matters. As at February 9, 2016, the firm affiliated with the director ceased providing legal services to the Company, apart from clerical and administrative work related to the transfer of files.
16. Commitments and Contingencies

Lease Commitments
The Company has operating leases relating to rental commitments for its international office locations, an aircraft lease and computer and electronic equipment leases. The leases typically run for a period of months up to five years.
The below table sets forth the Company’s obligations under operating leases:

[19]

Concordia Healthcare Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

Minimum Lease Payments
2016	2,607
2017	3,381
2018	3,157
2019	2,586
2020	403
Thereafter	322
12,456

Guarantees
All directors and officers of the Company are indemnified by the Company for various items including, but not limited to, all costs to defend lawsuits or actions due to their association with the Company, subject to certain restrictions. The Company has purchased directors’ and officers’ liability insurance to mitigate the cost of any potential future lawsuits or actions.
In the normal course of business, the Company has entered into agreements that include indemnities in favour of third parties, such as purchase and sale agreements, confidentiality agreements, engagement letters with advisors and consultants, leasing contracts, license agreements, information technology agreements and various product, service, data hosting and network access agreements. These indemnification arrangements may require the applicable Concordia entity to compensate counterparties for losses incurred by the counterparties as a result of breaches in representations, covenants and warranties provided by the particular Concordia entity or as a result of litigation or other third party claims or statutory sanctions that may be suffered by the counterparties as a consequence of the relevant transaction.
In connection with the acquisition of Zonegran®, the Company guaranteed the payment, performance and discharge of CPI’s payment and indemnification obligations under the asset purchase agreement and each ancillary agreement entered into by CPI in connection therewith that contained payment or indemnification obligations. Pursuant to the Covis Purchase Agreement (see note 4) the Company guaranteed the payments due by CPI of CPI’s obligations under the Covis Purchase Agreement. Pursuant to the share purchase agreement entered into by the Company in connection with the AMCo Acquisition, the Company guaranteed the obligations of the purchaser under the agreement and related transaction documents.

Litigation and Arbitration
In the normal course of business the Company may be the subject of litigation claims.

On July 13, 2015, a former financial advisor to the Company commenced an arbitration with the American Arbitration Association against the Company in respect of amounts that the financial advisor believes are owing to it in connection with the acquisition by CPI of the Covis Portfolio under the terms of a previous engagement letter with the financial advisor. The amount claimed is $12.3 million. On October 23, 2015, the Company received an invoice from this former financial advisor in the amount of approximately $26 million, with respect to the Company’s acquisition of AMCo on October 21, 2015. On November 2, 2015, the financial advisor amended its statement of claim, claiming that it is entitled to the invoiced amount in respect of the Company’s acquisition of AMCo. The Company disputes that these amounts are owing and intends to vigorously defend this matter.
17. Financial Risk Management
The Company’s activities expose it to certain financial risks, including currency risk, interest rate risk, credit risk and liquidity risk.

[20]

Concordia Healthcare Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

The unaudited condensed interim financial statements do not include all financial risk management information and disclosures required in the annual financial statements, and therefore should be read in conjunction with the Company’s annual financial statements as at and for the year ended December 31, 2015.
Currency Risk
The Company operates primarily in United States dollars (USD), GBP Sterling and Euro. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations.
The table below shows the extent to which Company has monetary assets (liabilities) in currencies other than the functional currency of the Company.

As at	Mar 31, 2016	Dec 31, 2015
Amounts in USD
GBP Sterling	165,284	145,152
Euro	14,768	12,998
Indian Rupepes	11,401	12,083
Canadian Dollars	(998)	(2,082)
Other	29,918	25,679
Total	220,373	193,830

Interest Rate Risk
The long term debt which bears interest at floating rates is subject to interest rate cash flow risk resulting from market fluctuations in interest rates. Contingent consideration payable and notes payable bear interest at a fixed rate of interest, and as such are subject to interest rate price risk resulting from changes in fair value from market fluctuations in interest rates. A 1% appreciation (depreciation) in the interest rate would result in the following:

	Three months ended
	Mar 31, 2016	Mar 31, 2015
Impact of a 1% increase in interest rates for contingent purchase consideration payable on net income	(2,740)	(180)
Impact of a 1% decrease in interest rates for contingent purchase consideration payable on net income	2,858	170
Impact of a 1% increase in interest rates above LIBOR floor for long-term debt on net income	(4,592)	(877)
Impact of a 1% decrease in interest rates for long-term debt on net income	—	877
Credit Risk
The Company’s investment policies are designed to mitigate the possibility of deterioration of principal, enhance the Company’s ability to meet its liquidity needs and provide high returns within those parameters. Management monitors the collectability of accounts receivable and estimates an allowance for doubtful accounts. As at March 31, 2016, the allowance for doubtful accounts was $6,132 (December 31, 2015 – $6,218).
Concentrations of credit risk
Financial instruments that potentially subject the Company to significant concentrations of credit risk primarily consist of accounts receivable.

[21]

Concordia Healthcare Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

The Company evaluates the recoverability of its accounts receivable on an on-going basis. As of March 31, 2016 the Company’s three largest U.S. wholesale customers account for approximately 63% of net trade receivables within the Concordia North America segment with a total net accounts receivable balance of $107 million. The Company does not consider there to be additional concentration risk within the Concordia International or Orphan Drugs segments.
Liquidity Risk
The Company has a planning and budgeting process in place to help determine the funds required to support the Company's normal operating requirements on an ongoing basis. Since inception, the Company has financed its cash requirements primarily through issuances of securities, short-term borrowings and issuances of long-term debt. The Company controls liquidity risk through management of working capital, cash flows and the availability and sourcing of financing.

The following tables summarize the Company’s significant contractual undiscounted cash flows as at March 31, 2016:

As at	Mar 31, 2016
Financial Instruments	< 3 months	3 to 6 months	6 months to 1 year	1 to 2 years	2 to 5 years	Thereafter	Total
Accounts payable and accrued liabilities	187,220	—	—	—	—	—	187,220
Provisions	22,842	6,777	3,033	—	—	—	32,652
Taxes payable	47,388	—	—	—	—	—	47,388
Current portion of long-term debt	4,686	4,686	16,402	—	—	—	25,774
Long-term debt (a)	—	—	—	231,906	838,384	2,433,193	3,503,483
Interest on long-term debt	61,271	61,877	122,353	242,349	648,404	304,067	1,440,321
Current portion of purchase consideration payable	578	32,389	217,931	—	—	—	250,898
Purchase consideration payable	—	—	—	5,011	12,293	36,983	54,287
	323,985	105,729	359,719	479,266	1,499,081	2,774,243	5,542,023

(a) Long-term debt cash flows include an estimate of the minimum required annual excess cash flow sweep (refer to note 11 (a)).
18. Financial Instruments – Fair Value Estimation
Accounting classifications and fair values
The fair value of a financial asset or liability is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. For the financial assets and liabilities of the Company, the fair values have been estimated as described below:

Cash	- approximates to the carrying amount;
Long-term debt	- mainly approximates to the carrying amount in the case of floating interest rates;
Receivables and payables	- approximates to the carrying amount

The following table presents the fair value of financial assets and financial liabilities, including their levels in the fair value hierarchy:

[22]

Concordia Healthcare Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

As at	Mar 31, 2016
	Level 1	Level 2	Level 3	Total
Financial liabilities measured at fair value through profit or loss
Purchase consideration	—	—	268,816	268,816
	—	—	268,816	268,816

As at	Dec 31, 2015
	Level 1	Level 2	Level 3	Total
Financial liabilities measured at fair value through profit or loss
Purchase consideration	—	—	287,538	287,538
	—	—	287,538	287,538
The current portion of purchase consideration as at March 31, 2016 is $239,995 (December 31, 2015: $253,600).
Measurement of fair values
The following table presents the valuation techniques used in measuring Level 2 and Level 3 fair values, as well as the significant unobservable inputs used:

Type	Valuation technique	Significant unobservable inputs	Inter-relationship between significant unobservable inputs and fair value measurements
Due to former owners of AMCo
As part of the consideration for the acquisition of AMCo, the Company is obligated to pay the Vendors of AMCo a maximum cash earn-out of £144 million based on AMCo’s future gross profit over a period of 12 months from October 1, 2015 to September 30, 2016. Discounted cash flows: The value model considers the present value of expected payment, discounted using a risk adjusted discount rate.
		Gross profit threshold for 12 months ending September 30, 2016, subject to a cap of £144 million. Risk adjusted discount rate.	The estimated fair value would decrease if the annual gross profit growth rates were lower. The estimated fair value would increase/decrease if market representative interest rate was higher/(lower).

[23]

Concordia Healthcare Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

Due to former owners of Pinnacle Biologies Inc. ("Pinnacle")
As part of the consideration for the acquisition of Pinnacle, the Company is obligated to pay additional payments of up to $5,000 based on the achievement of certain milestones related to clinical trials. The Company is also obligated to pay additional earn-out payments equal to 15% of worldwide sales of Photofrin® in excess of $25,000 over the 10 calendar years following the Company’s acquisition of Pinnacle. Discounted cash flows: The value model considers the present value of expected payment, discounted using a risk – adjusted discount rate. The expected payment is determined by considering the possible scenarios of trial results, sales thresholds, and the amount to be paid under each scenario and the probability of each scenario.
	15% of worldwide sales of Photofrin® in excess of $25,000 over the 10 calendar years. Risk adjusted discount rate.	The estimated fair value would decrease if the annual gross profit growth rates were lower. The estimated fair value would increase/decrease if market representative interest rate was higher/(lower).
Due to former owners of Pinnacle (non-contingent)
As part of the consideration for the acquisition of Pinnacle, the Company is obligated to make 10 annual payments of $1,000, with the first payment made on December 31, 2014. The obligation is subordinated and is not subject to interest. The obligation has been recorded at the present value of required payments with a risk adjusted discount rate.
	Risk adjusted discount rate.	The estimated fair value would increase/(decrease) if market representative interest rate was higher/(lower).
Focus purchase consideration
The Company assumed the Focus purchase consideration on the acquisition of AMCo. Discounted cash flows: The valuation model considers the present value of expected payment, discounted using a risk -adjusted discount rate. The expected payment is determined by considering the possible scenarios of gross profit threshold, receiving market authorisations and ensuring continuity of supply of the products, the amount to be paid under each scenario and the probability of each scenario.

Gross profit thresholds for 12 months ending December 2015 and 2016, subject to a cap of £7 million and £4 million respectively.
Risk adjusted discount rate. Purchase consideration of £2 million and £12.4 million paid in January 2016 and March 2016 which reduced the fair value.
The estimated fair value would decrease if the annual gross profit growth rates were lower. The estimated fair value would increase/decrease if market representative interest rate was higher/(lower).
Boucher & Muir purchase consideration
The Company assumed the Boucher & Muir purchase contingent consideration on the acquisition of AMCo. Discounted cash flows: The valuation model considers the present value of expected payment, discounted using a risk -adjusted discount rate. The expected payment is determined by considering the possible scenarios of EBITDA threshold, the amount to be paid under each scenario and the probability of each scenario.
	EBITDA thresholds for 12 months ending June 2016 and 2017, subject to a cap of Australian Dollar 3 million per year. Risk adjusted discount rate.	The estimated fair value would decrease if: the EBITDA amounts were lower. The estimated fair value would increase/decrease if market representative interest rate was higher/(lower).

[24]

Concordia Healthcare Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

Primegen purchase consideration
The Company assumed the Primegen purchase contingent consideration on the acquisition of AMCo. Discounted cash flows: The valuation model considers the present value of expected payment, discounted using a risk -adjusted discount rate. The expected payment is determined by considering the possible scenarios of receiving market authorisations and ensuring continuity of supply of the products, the amount to be paid under each scenario and the probability of each scenario.
Certain revenue thresholds for 12 months ending June 2016 subject to a cap of £10 million and marketing authorisations being granted. Risk adjusted discount rate.
The estimated fair value would decrease if: the annual revenue growth rates were lower and marketing authorisations are not granted. The estimated fair value would increase/decrease if market representative interest rate was higher/(lower).

Reconciliation of Level 3 fair values

The following table presents movement from the opening balance to the closing balances for Level 3 fair values:

Purchase consideration
Balance as at January 1, 2016	292,942
Paid during the period	(22,079)
Recognized in consolidated statement of income (loss)	3,486
Balance as at March 31, 2016	274,349
19. Capital Management

The Company’s capital management objectives are to safeguard its ability to provide returns for shareholders and benefits for other stakeholders, by ensuring it has sufficient cash resources to fund its activities, to pursue its commercialization efforts and to maintain its ongoing operations. The Company includes long-term debt and shareholders’ equity in the definition of capital.
The below table sets forth the Company’s capital structure:

As at	Mar 31, 2016	Dec 31, 2015
Long-term debt	3,306,082	3,321,326
Shareholders' Equity	1,085,990	1,156,208
	4,392,072	4,477,534
20. Segmented Reporting

Operating Segments

Following the AMCo Acquisition in October 2015 the Company reorganised its reportable segments. The Company now has three reportable operating segments: Concordia North America, Concordia International and Orphan Drugs, as well as a Corporate cost centre. In December 2015, the Company discontinued the SHD Division, previously operated through CMH, which was previously accounted for as its own segment. A brief description of each is as follows:

[25]

Concordia Healthcare Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

Concordia North America
Formerly the Legacy Pharmaceuticals Division, the Concordia North America segment has a diversified product portfolio that focuses primarily on the United States pharmaceutical market. These products include, but are not limited to, Donnatal® for the treatment of irritable bowel syndrome; Zonegran® for the treatment of partial seizures in adults with epilepsy; Nilandron® for the treatment of metastatic prostate cancer; Lanoxin® for the treatment of mild to moderate heart failure and atrial fibrillation; and Plaquenil® for the treatment of lupus and rheumatoid arthritis. Concordia North America’s product portfolio consists of branded-products and authorized generic contracts. The segment’s products are manufactured and sold through an out-sourced production and distribution network.
Concordia International
Concordia International is comprised of the AMCo group of companies acquired by Concordia on October 21, 2015, which consists of a diversified portfolio of branded and generic products that are sold to wholesalers, hospitals and pharmacies in over 100 countries. Concordia International specializes in the acquisition, licensing and development of off-patent prescription medicines, which may be niche, hard to make products. The segment’s over 190 molecules are manufactured and sold through an out-sourced manufacturing network and marketed internationally through a combination of direct sales and local distribution relationships. Concordia International mainly operates outside of the North American marketplace.
Orphan Drugs
The Company’s Orphan Drugs segment is intended to provide growth opportunities through the expansion into new indications and new markets for existing or acquired orphan drugs. In its initial execution of its orphan drug strategy, the Company, through its subsidiaries, acquired the orphan drug, Photofrin® through the acquisition of Pinnacle in 2013. Today, Photofrin® is owned by CLI and is the primary focus of the Orphan Drugs segment. Photofrin® is FDA approved and has orphan drug status in respect of esophageal cancer and high-grade dysplasia in Barrett’s esophagus. In addition, Photofrin® is FDA approved for the treatment of non-small cell lung cancer. Global sales (outside the United States) are through the Barbados branch of CLI. All distribution in the United States is through Pinnacle.
Corporate
Represents certain centralized costs including costs associated with the Company's head office in Canada and costs associated with being a public reporting entity.

The following table sets forth operating income (loss), change in fair value of purchase consideration, goodwill, total assets and total liabilities by reportable operating segment for the three month period ended March 31, 2016 and 2015.

[26]

Concordia Healthcare Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

	Concordia North America	Concordia International	Orphan Drugs	Corporate	Three month period ended March 31, 2016

Revenue	85,948	139,913	2,674	—	228,535
Cost of sales	11,313	56,668	702	—	68,683
Gross profit	74,635	83,245	1,972	—	159,852

Operating expenses
General and administrative	2,341	6,210	723	6,193	15,467
Selling and marketing	4,973	7,448	892	—	13,313
Research and development	1,965	5,958	944	—	8,867
Acquisitions, restructuring and other	—	3,333	—	215	3,548
Share based compensation	(59)	—	—	8,416	8,357
Amortization of intangible assets	14,932	31,253	410	—	46,595
Depreciation expense	11	377	—	42	430
Change in fair value of purchase consideration	—	3,007	1,450	(1,100)	3,357
Total operating expenses	24,163	57,586	4,419	13,766	99,934

Operating income (loss), continuing operations	50,472	25,659	(2,447)	(13,766)	59,918

As at					March 31, 2016
Goodwill, continuing operations	3,062	774,666	27,966	—	805,694

Total assets, continuing operations	1,705,954	3,370,067	75,732	39,843	5,191,596

Total liabilities, continuing operations	53,891	622,752	35,185	3,399,425	4,111,253

[27]

Concordia Healthcare Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

	Concordia North America	Concordia International	Orphan Drugs	Corporate	Three month period ended March 31, 2015

Revenue	31,033	—	3,080	—	34,113
Cost of sales	3,380	—	449	—	3,829
Gross profit	27,653	—	2,631	—	30,284

Operating expenses
General and administrative	1,510	—	693	2,714	4,917
Selling and marketing	2,355	—	658	—	3,013
Research and development	1,255	—	1,833	—	3,088
Share based compensation	51	—	—	846	897
Amortization of intangible assets	4,625	—	410	—	5,035
Acquisitions, restructuring and other	437	—	(6)	2,423	2,854
Depreciation expense	11	—	21	10	42
Change in fair value of purchase consideration	—	—	633	—	633
Total operating expenses	10,244	—	4,242	5,993	20,479

Operating income (loss), continuing operations	17,409	—	(1,611)	(5,993)	9,805

As at					March 31, 2015
Goodwill, continuing operations	385	—	27,951	—	28,336

Total assets, continuing operations	479,911	—	72,890	14,562	567,363

Total liabilities, continuing operations	28,762	—	25,796	260,933	315,491

Geographic Segments
The Company has major operations in Barbados, Canada, United States, and United Kingdom.
The following table sets forth revenue by geographic location (excluding inter-company transactions):

[28]

Concordia Healthcare Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

For the three month period ended					Mar 31, 2016
	Barbados	Canada	United States	United Kingdom	All other countries	Total
Revenue	85,948	562	2,674	99,095	40,256	228,535

For the three month period ended					Mar 31, 2015
	Barbados	Canada	United States	United Kingdom	All other countries	Total
Revenue	31,033	—	3,080	—	—	34,113
The following table sets forth assets and liabilities by geographic location (excluding inter-company balances and investments in subsidiaries):

As at	Mar 31, 2016
	Barbados	Canada	United States	United Kingdom	All other countries	Total

Current assets	158,370	38,959	11,753	186,603	136,148	531,833
Non-current assets	1,597,426	885	14,136	1,911,082	1,136,234	4,659,763
Total assets, continuing operations	1,755,796	39,844	25,889	2,097,685	1,272,382	5,191,596

Current liabilities	53,755	115,406	4,654	316,608	46,432	536,855
Non-current liabilities	—	3,284,019	30,667	227,045	32,667	3,574,398
Total liabilities, continuing operations	53,755	3,399,425	35,321	543,653	79,099	4,111,253

As at	Dec 31, 2015
	Barbados	Canada	United States	United Kingdom	All other countries	Total

Current assets	131,503	30,836	11,853	176,297	131,706	482,195
Non-current assets	1,611,628	1,683	14,591	2,057,300	1,108,393	4,793,595
Total assets, continuing operations	1,743,131	32,519	26,444	2,233,597	1,240,099	5,275,790

Current liabilities	44,159	104,963	1,146	326,330	32,774	509,372
Non-current liabilities	—	3,319,920	—	241,771	54,735	3,616,426
Total liabilities, continuing operations	44,159	3,424,883	1,146	568,101	87,509	4,125,798
21. Directors and key management compensation

Compensation, consisting of salaries, bonuses, other benefits and director fees to key management personnel and directors for the three month period ended March 31, 2016 amounted to $1,240 (2015 – $871).

Share based compensation expense recorded for key management and directors, for the three month period ended March 31, 2016 amounted to $3,337 (2015 – $147).

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Concordia Healthcare Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

22. Nature of expenses

The nature of expenses included in cost of sales and operating expenses are as follows:

	Three month ended
	Mar 31, 2016	Mar 31, 2015
Production, manufacturing and distribution costs	68,683	3,829
Salaries, bonus and benefits	6,597	2,897
Sales and marketing expenses	13,313	2,973
Research and development expenses	8,867	3,088
Share-based compensation	8,357	897
Amortization and depreciation	47,025	5,077
Change in fair value of purchase consideration	3,357	633
Professional fees including acquisition and restructuring	7,577	2,989
Travel expenses	2,038	535
Rent and facilities	616	156
Other expenses	2,187	1,234
Total	168,617	24,308
23. Discontinued operations

In December 2015, the Company decided to wind down operations of its former SHD Division and its subsidiary CMH which distributed diabetes testing supplies and other healthcare products. The completion of the wind-down of the SHD Division is expected by June 2016.

Net income (loss) from the discontinued operation include:

	Three months ended
	Mar 31, 2016	Mar 31, 2015
Revenue	23	2,322
Expenses	539	440
Pre-tax (loss) income from discontinued operation	(516)	1,882
Income tax (recovery) expense	(158)	—
Income (loss) from discontinued operation, net of taxes	(358)	1,882

Assets and liabilities of the discontinued operation classified as other assets and other liabilities in the unaudited condensed consolidated balance sheet include:

As at	Mar 31, 2016	Dec 31, 2015
Current assets	5,990	6,469
Other assets	5,990	6,469

Trade and other payables	343	253
Other liabilities	343	253

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Concordia Healthcare Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

24. Subsequent events

On May 12, 2016, Concordia entered into an agreement to acquire four products and the associated global rights through its wholly owned subsidiaries Mercury Pharma Group Limited and Amdipharm Mercury International Limited. The product rights acquired provide treatments for depression, urticaria and anemia. The purchase price of the acquisition will consist of an initial payment of £21 million funded through cash on hand, and up to a maximum of £7 million in earn-out payments that would be payable in the first quarter of 2017 if certain performance and supply targets are achieved. The transaction is expected to close on or about May 31, 2016.

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